EXHIBIT 99.1

RADA Electronic Industries Ltd. Announces Conclusion of the Legal Proceedings With Its Former CEO and Chairman of the Board of Directors

Press Release
Source: RADA Electronic Industries Ltd.
On Tuesday January 12, 2010, 9:30 am EST

NETANYA, Israel, Jan. 12, 2010 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) today reported that the National Labor Court has approved the arrangement between the Company and Mr. H. Nissenson, its former CEO and Chairman of the Board of Directors.

Pursuant to such arrangement the judgment of the Regional Labor Court remains in full force and effect. As previously reported, the Regional Court has determined that Mr. Nissenson is required to repay the loans he has received from the Company in the aggregate amount of approximately NIS3,000,000 and that the retirement agreement between the Company and Mr. Nissenson is null and void since it was not legally approved, tainted with misleading information provided by Mr. Nissenson and included provisions that were not properly approved by the Company's Board of Directors.

In addition, and based on the authorization given to the Court by the parties to rule by way of settlement, the National Court has determined that the Company shall pay Mr. Nissenson, on account of social benefits due to him, a gross amount of NIS760,000.

The Company and Mr. Nissenson have also reached an agreement with respect to the repayment of the loans pursuant to which NIS600,000 were paid in December 2009, additional NIS300,000 will be paid until May 1, 2010 and the balance will be paid in 50 equal, consecutive monthly installments commencing on January 15, 2010. The amounts due to Mr. Nissenson will be paid proportionally to these installments.

"The final judgment finds RADA at the beginning of a new era," says Zvika Alon, RADA CEO. "With the decade-long litigation behind us, the entire management team is enthusiastic about the future. We are pleased by our achievements in 2009, including several significant new contracts, and look forward to growing the company in 2010."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Mission Computers, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Optronics (cameras for airplanes and armored vehicles).

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
RADA Electronic Industries Ltd.
Shiri Lazarovich, C.F.O.
+972-9-8921111